

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

November 30, 2009

Mr. Michael E. Jalbert
Chairman of the Board
President and Chief Executive Officer
EF Johnson Technologies, Inc.
1440 Corporate Drive
Irving, TX 75038

> **Re:     EF Johnson Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-21681**

Dear Mr. Jalbert:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,


                                    Larry Spirgel
                                    Assistant Director